Exhibit 99.25

Volaris Reports December and Full Year 2019 Traffic Results,

Solid Demand Positions Volaris as the Largest Mexican Airline by Passenger Volume

Mexico City, Mexico. January 6, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported December and full year 2019 preliminary traffic results.

In December and full year 2019, capacity measured by ASMs (Available Seat Miles) increased by 12.3% and 16.6% vs the same period of last year. In December and full year 2019, demand measured by RPMs (Revenue Passenger Miles) increased 15.5% and 18.5% year over year, respectively. Volaris transported a total of 2.0 million passengers during the month of December, an increase of 13.3% year over year. Full year 2019, Volaris transported a total of 22.0 million passengers, an increase of 19.5% year over year. Network load factor for December and full year 2019 were 88.2% and 85.9%, respectively. In December and full year 2019, the load factor increased 2.4 pp and 1.4 pp year over year, respectively.

During December 2019, Volaris launched five international routes: 1) Leon, Guanajuato to Dallas, Texas; 2) Leon, Guanajuato to Las Vegas, Nevada; 3) Leon, Guanajuato to Chicago, Illinois; 4) Zacatecas, Zacatecas to Dallas, Texas and 5) Cancun, Quintana Roo to Los Angeles, California. Additionally, Volaris started to operate one domestic route (Mazatlan, Sinaloa to Monterrey, Nuevo Leon).

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commented on the traffic results for December and full year 2019: “We carried 22 million passengers in the year; this makes Volaris the largest Mexican airline by passenger volume and I am pleased to note that no Mexican airline has ever carried so many passengers in one year. This is an amazing result and I’d like to thank our employees for their hard work and dedication in the year and to thank our passengers for their continuing support and loyalty. Despite Mexican economic uncertainties, our ultra-low-cost airline structure continues generating higher passenger volume through low base fares and point to point routes.”

The following table summarizes Volaris traffic results for the month and year-to-date.

	December 2019	December 2018	Variance	Full year 2019	Full year 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,331	1,183	12.5%	14,870	12,655	17.5%
International	617	503	22.7%	6,162	5,093	21.0%
Total	1,948	1,686	15.5%	21,032	17,748	18.5%
ASMs (in millions, scheduled & charter)
Domestic	1,489	1,344	10.8%	16,891	14,519	16.3%
International	718	621	15.7%	7,608	6,491	17.2%
Total	2,207	1,965	12.3%	24,499	21,010	16.6%
Load Factor (in %, scheduled)
Domestic	89.4%	88.0%	1.4 pp	88.0%	87.2%	0.8 pp
International	85.8%	80.9%	4.9 pp	81.0%	78.5%	2.5 pp
Total	88.2%	85.8%	2.4 pp	85.9%	84.5%	1.4 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,537	1,385	11.0%	17,654	14,829	19.1%
International	433	354	22.1%	4,321	3,567	21.1%
Total	1,970	1,739	13.3%	21,975	18,396	19.5%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 188 and its fleet from four to 82 aircraft. Volaris offers more than 420 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100